

03027778

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FoR 7-15-03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 24 day of July 2003.

HAUSER, INC.

By: 

Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED JUNE 30, 2003 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED JUNE 30, 2003

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: 3 For the period- FROM: June 1, 2003 TO: June 30, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	421,049	2,328,734
Overdue - 31 - 60 Days	102,874	1,148,268
Overdue - 61 - 90 Days	33,254	165,151
Overdue - 91 - 120 Days		71,214
Overdue - Over 121 Days		254,278
TOTAL	557,177	3,967,645

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
Adron Inc.	Monthly	1,950	7/1/2003		

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consiste with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			
State Payroll and Withholding Taxes			
State Sales and Use Taxes			
Real Property Taxes			

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
None		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
	None					

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated:



Debtor In Possession or Trustee
Secretary / Treasurer

Botanicals International Extracts, Inc.

May 31, 2003

Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Two Months Ended Year-to-date Actual
Sales	$ 2,143	$ 5,332
Cost of Sales	1,749	4,216
Gross margin	394	1,117
Sales and marketing	179	536
G & A expenses	68	253
Total	246	789
Contribution	**147**	**328**
Corporate Services	192	580
Operating income (loss)	**(45)**	**(252)**
Interest expense	(14)	(87)
Profit (Loss) before Other Income (Expense)	**(59)**	**(340)**
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	**(59)**	**(340)**
Income taxes	-	-
Net income (loss)	**$ (59)**	**$ (340)**

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 3

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	04/01/03-04	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/2003	7/18/2003
Property	St. Paul/Acordia	See Below	11/1/2003	6/30/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	6/30/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	6/30/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	6/30/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	6/30/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	6/30/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	6/30/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	11/1/2003	6/30/2003

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 3

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses		
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

RECEIVED 2003 JUL 15 P 2:39 OFFICE OF US TRUSTEE LOS ANGELES CA

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor in Possession Interim Statement	
Statement Number:	3
For the period-	
FROM:	6/1/2003
TO:	6/30/2003

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	5,284,624	-	-
B. Less: Total Disbursements per all Prior Statements	4,972,009	-	-
C. Beginning Balance (A less B)	312,615		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
Reconciliation adjustment to May cash balance	24,347		
6/4: Reimbursement from HTS to Hauser for payment made on their behalf.	75,000		
6/5: Corporate services and interest payment from HTS for April & May to Hauser.	112,000		
6/13: Misc receipts deposited by Hauser for Cobra, etc.	3,322		
6/20: Rent check received by Zetapharm.	4,474		
6/27: Corporate services and interest payment from HTS for June to Hauser.	56,000		
From Detail Sheet "D"	1,571,630		
TOTAL RECEIPTS THIS PERIOD (D):	1,846,774		
E. Balance Available (C plus D)	2,159,389		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
From Detail Sheet "F"	2,025,182		
TOTAL DISBURSEMENTS HIS PERIOD (F):	2,025,182		
G. Ending Balance (E less F)	134,206		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063790
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086353
(3) Tax Account	none		

I. *Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):*

Type	Location	
Petty Cash	El Segundo, CA	not to exceed $500
Petty Cash	Longmont, CO	not to exceed $1000

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 7/8/2003



Debtor In Possession or Trustee Signature
Chief Financial Officer

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	118,786	178,406
Overdue - 31 - 60 Days	3,726	172,154
Overdue - 61 - 90 Days	(2)	383,070
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		593,679
TOTAL	122,510	1,327,309

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
Bay 4 Capital Partners Inc.	Monthly	9,635	7/1/2003		
GE Capital	Monthly	198	7/12/2003		
Micron Commercial Computer Svs	Quarterly	93	8/24/2003		
Micron Leasing	Monthly	324	7/15/2003		
Fleet Capital Leasing	Monthly	4,234	7/15/2003		
Xerox Corporation	Monthly	202	7/1/2003		
Xerox Corporation	Quarterly	2,297	8/1/2003		
Xerox Corporation	Monthly	1,947	7/1/2003		
Advanced Trailer Leasing	Monthly	139	7/15/2003		
Advanced Trailer Leasing	Monthly	159	7/15/2003		
Advanced Trailer Leasing	Monthly	139	7/15/2003		
McDonald Farms	Monthly	2,154	7/1/2003		
Western Disposal	Monthly	1,559	7/20/2003		
Hasler Mailing Systems & Solutions	Quarterly	47	8/21/2003		
Continental Development Corp.	Monthly	2,925	7/1/2003		
Rocky Net	Monthly	935	7/4/2003		
AI Credit Corp.	Monthly	62,139	7/1/2003		

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consis with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: 168,167

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	6/30/2003	43,987	
State Payroll and Withholding Taxes	6/30/2003	6,008	
State Sales and Use Taxes	None		55
Real Property Taxes	None		

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
None		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
	None					

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated:



Debtor In Possession or Trustee
Secretary / Treasurer

Hauser, Inc.
June 30, 2003

Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Three Months Ended Year-to-date Actual
Sales	$412	$1,390
Cost of Sales	190	1,014
Gross margin	222	376
Sales and marketing	44	150
G & A expenses	297	958
Total Operating Cost	341	1,108
Contribution	**(119)**	**(732)**
Corporate Services	(223)	(705)
Operating income (loss)	**104**	**(27)**
New products expense	(49)	(198)
Interest expense	(31)	(134)
Profit (Loss) before Other Income	**24**	**(359)**
Chapter 11 Reorganization Costs	(100)	(392)
Profit (loss) before tax	**(76)**	**(750)**
Income taxes	-	-
Net income (loss)	**($76)**	**($750)**

Liability Recap					
Taxes Debited	Federal Income Tax		9,953.00		
	Earned Income Credit Advances		.00		
	Social Security - EE		5,307.88		
	Social Security - ER		5,307.85		
	Social Security Adj - EE		.01 ← C. Wright		
	Medicare - EE		1,241.32		
	Medicare - ER		1,241.35		
	Medicare Adj - EE		.01 ← C. Wright		
	Federal Unemployment Tax		.00		
	State Income Tax		3,055.46		
	State Unemployment Insurance - EE		.00		
	State Unemployment/Disability Ins - ER		20.06		
	State Unemployment Insurance Adj - EE		.00		
	State Disability Insurance - EE		62.16		
	State Disability Insurance Adj - EE		.00		
	Workers' Benefit Fund Assessment - EE		.00		
	Workers' Benefit Fund Assessment - ER		.00		
	Local Income Tax		.00		
	School District Tax		.00		
	Total Taxes Debited	Account Number 4945868353		26,189.13	
Other Transfers	ADP Direct Deposit	Account Number 4945088960		48,841.18	
	Wage Garnishments	Account Number 4375668922		791.87	
	Total Amount Debited From Your Accounts				75,822.18
Bank Debits and Other Liability	Checks			11,656.14	
	Adjustments/Prepay/Voids			80.25-	
Taxes - Your Responsibility	None This Payroll				

Total Liability
75,822.18
87,478.32
87,398.07
87,398.07

Includes Adjustments that are your responsibility

ADP Statistical Summary Recap

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

HP

Batch: 4332
Quarter Number: 2

Period Ending: 06/07/2003
Pay Date: 06/13/2003
Current Date: 06/09/2003

Week 24
Page 1

Section	Category	Item	Account	Amount	Subtotal	Total	Total Liability
Liability Recap	Taxes Debited	Federal Income Tax		8,977.69			
		Earned Income Credit Advances		.00			
		Social Security - EE		4,828.81			
		Social Security - ER		4,826.88			
		Social Security Adj - EE		.00			
		Medicare - EE		1,152.43			
		Medicare - ER		1,152.44			
		Medicare Adj - EE		.00			
		Federal Unemployment Tax		.00			
		State Income Tax		2,809.64			
		State Unemployment Insurance - EE		.00			
		State Unemployment/Disability Ins - ER		.00			
		State Unemployment Insurance Adj - EE		.00			
		State Disability Insurance - EE		60.43			
		State Disability Insurance Adj - EE		.00			
		Workers' Benefit Fund Assessment - EE		.00			
		Workers' Benefit Fund Assessment - ER		.00			
		Local Income Tax		.00			
		School District Tax		.00			
		Total Taxes Debited	Account Number 4945086352		23,805.80		
	Other Transfers	ADP Direct Deposit	Account Number 4945086353		45,251.81		
		Wage Garnishments	Account Number 4375686922		791.07		
		Total Amount Debited From Your Accounts				69,849.38	69,849.39
	Bank Debits and Other Liability	Checks			10,919.42		80,768.80
		Adjustments/Prepay/Voids			.00		80,768.80
	Taxes - Your Responsibility	None This Payroll					
							80,768.80

ADP® **Statistical Summary Recap**

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 5714
Quarter Number: 2

Period Ending: 06/21/2003
Pay Date: 06/27/2003
Current Date: 06/23/2003

Week 26
Page 1



In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 3

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	04/01/03-04	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/2003	7/18/2003
Property	St. Paul/Acordia	See Below	11/1/2003	6/30/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	6/30/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	6/30/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	6/30/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	6/30/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	6/30/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	6/30/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	11/1/2003	6/30/2003

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 3 For the period- FROM: June 1, 2003 TO: June 30, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	73,131	842,279
Overdue - 31 - 60 Days		3,534
Overdue - 61 - 90 Days		33,393
Overdue - 91 - 120 Days		9,634
Overdue - Over 121 Days		
TOTAL	73,131	888,840

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
Advanced Trailer Leasing	Monthly	134	7/31/2003	None	
Deltek	Quarterly	1,718	8/30/2003	None	
Full Spectrum	Quarterly	5,854	7/1/2003	None	
GE Capital	Monthly	1,058	7/12/2003	None	
Ikon	Monthly	609	7/5/2003	None	
Ionics	Semi-annual	1,988	7/23/2003	None	
Imagistics	Monthly	216	7/15/2003	None	
Jeol, USA, Inc.	Monthly	1,560	7/30/2003	None	
M-Tech	Monthly	724	7/20/2003	None	
Neopost	Monthly	212	7/22/2003	None	
Pure Water	Monthly	271	7/20/2003	None	
Quantum Analytics	Monthly	3,701	7/20/2003	None	
Trinity Capital	Monthly	261	7/15/2003	None	
US Filter	Bi-Monthly	63	7/28/2003	None	
Waters	Monthly	3,274	7/20/2003	None	
6800 Broadway Bsn Ctr	Monthly	27,202	7/1/2003	None	
Woodspear Properties	Monthly	12,245	7/1/2003	None	

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: 175,017

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 6/30/2003	44,694	-
State Payroll and Withholding Taxes	by - 6/30/2003	6,081	-
State Sales and Use Taxes	None	-	740
Real Property Taxes			

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5. Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
unknown		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated:



Debtor In Possession or Trustee
Title - Secretary / Treasurer

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
June 30, 2003
(dollars in thousands)

	Month		Year-to-date	
	Actual	% of Sales	Actual	% of Sales
Sales	$464	100.0%	1,520	100.0%
Cost of sales	375	80.9%	1,185	77.9%
Gross margin	89	19.1%	335	22.1%
Sales and marketing	7	1.5%	37	2.4%
R & D expenses				
G & A expenses	20	4.3%	69	4.5%
Total	27	5.8%	106	7.0%
Contribution	62	13.3%	229	15.1%
Corporate Services	31	6.7%	125	8.2%
Operating income (loss)	**31**	**6.6%**	**104**	**6.9%**
Interest expense	(6)	1.3%	(28)	1.8%
Profit (loss) before tax	**$24**	**5.3%**	**$76**	**5.0%**




Liability Recap					
Taxes Debited	Federal Income Tax	10,492.98			
	Earned Income Credit Advances	.00			
	Social Security - EE	5,782.68			
	Social Security - ER	5,735.41			
	Social Security Adj - EE	47.25-			
	Medicare - EE	1,352.41			
	Medicare - ER	1,341.35			
	Medicare Adj - EE	11.05-			
	Federal Unemployment Tax	7.59			
	State Income Tax	3,329.00			
	State Unemployment Insurance - EE	.00			
	State Unemployment/Disability Ins - ER	14.70			
	State Unemployment Insurance Adj - EE	.00			
	State Disability Insurance - EE	.00			
	State Disability Insurance Adj - EE	.00			
	Workers' Benefit Fund Assessment - EE	.00			
	Workers' Benefit Fund Assessment - ER	.00			
	Local Income Tax	.00			
	School District Tax	.00			
	Total Taxes Debited — Account Number 4945086361		27,997.82		
Other Transfers	ADP (Direct Deposit) — Account Number 4945086361		49,544.28		Total Liability
	Total Amount Debited From Your Account			77,542.10	77,542.10
Bank Debits and Other Liability	Checks		18,291.87		95,833.91
	Adjustments/Prepay/Voids		759.16-		95,074.75
Taxes - Your Responsibility	None This Payroll				95,074.75 — Includes Adjustments that are your responsibility

d)

ADP® Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 4362
Quarter Number: 2

Period Ending: 06/07/2003
Pay Date: 06/12/2003
Current Date: 06/09/2003

Week 24
Page 1

SSM

Liability Recap						Total Liability
	Taxes Debited	Federal Income Tax	7,953.09			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,896.21			
		Social Security - ER	4,896.19			
		Social Security Adj - EE	.00			
		Medicare - EE	1,145.02			
		Medicare - ER	1,145.08			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	4.16			
		State Income Tax	2,728.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	8.21			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4845086361		22,776.96		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		44,988.76		
		Total Amount Debited From Your Account			67,765.72	67,765.72
	Bank Debits and Other Liability	Checks		15,050.82		82,816.54
		Adjustments/Prepay/Voids		1,933.31-		80,883.23
	Taxes - Your Responsibility	None This Payroll				80,883.23

Includes Adjustments that are your responsibility

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 5714
Quarter Number: 2

Period Ending: 06/21/2003
Pay Date: 06/26/2003
Current Date: 06/23/2003

Week 26
Page 1

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/03-04	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/02-03	6/30/2003
Property	St. Paul/Acordia	See Below	11/1/02-03	6/30/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11-1-02/03	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/102-03	6/30/2003
California	No autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt. Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/02-03	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/02-03	6/30/2003
EPL	Hudson Insurance/Acordia	1,000,000	11-15-02 / 11-1-03	6/30/2003
Cargo	St. Paul/Acordia	1,000,000	11-1-02/03	6/30/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11-1-02/03	6/30/2003
Fiduciary	Chubb/Acordia	1,000,000	11/16/02-03	6/30/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	11-1-02/03	6/30/2003

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation — Debtor. Chapter 11 Case No: LA 03-18802-BB	Debtor In Possession Operating Report. Report Number: For the period- FROM: June 1, 2003 TO: June 30, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

no activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		(258)
Overdue - 91 - 120 Days		11,667
Overdue - Over 121 Days		5,899
TOTAL	-	17,308

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consiste with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
None		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
	None					

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated:



Debtor In Possession or Trustee
Secretary / Treasurer

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 3

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	04/01/03-04	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/2003	7/18/2003
Property	St. Paul/Acordia	See Below	11/1/2003	6/30/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	6/30/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	6/30/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	6/30/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	6/30/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	6/30/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	6/30/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	11/1/2003	6/30/2003

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 3

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 3 For the period- FROM: June 1, 2003 TO: June 30, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		3
For the period-		
	FROM:	6/1/2003
	TO:	6/30/2003

Date of Receipt	Description	General Account	Payroll Account	Tax Account
2-Jun		68,762		
3-Jun		72,210		
4-Jun		102,142		
5-Jun		123,571		
6-Jun		89,616		
9-Jun		6,484		
10-Jun		161,700		
11-Jun		215,810		
12-Jun		13,294		
13-Jun		121,412		
16-Jun		19,825		
18-Jun		123,931		
19-Jun		93,195		
20-Jun		57,803		
23-Jun		38,448		
25-Jun		149,556		
26-Jun		59,910		
30-Jun		53,960		
Hauser A/R	289,263			
BIE A/R	1,272,049			
ZetaPharm A/R	10,318			
TOTAL RECEIPTS on this page: (Total will automatically c		1,571,630	-	-

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		3
For the period-		
	FROM:	6/1/2003
	TO:	6/30/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			2,025,182		
TOTAL DISBURSMENTS on this page. (Total wil automatically carry to p1)				**2,025,182**	-	-

Hauser, Inc
Debtor In Possession Interim Statement #3
June 1 to June 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	001301	6/4/2003	LENNON SMITH ADVISORS, LLC	75,000		75,000	CRO Expense	All Other Expense
2	003405	6/2/2003	JMC INSTRUMENTS	325		325	Operating Supplies	All Other Expense
3	003406	6/2/2003	AETNA	2,174		2,174	June Dental Premium	All Other Expense
4	003407	6/2/2003	CGLIC-PHOENIX EASC (CIGNA)	23,130		23,130	June Medical Premium	All Other Expense
5	003408	6/2/2003	KINDERMORGAN	9,139		9,139	Utility - Gas Service @ Ha	All Other Expense
6	003409	6/2/2003	ADRON, INC.		1,950	1,950	June Rent - Boonton NJ of	All Other Expense
7	003410	6/2/2003	BIOMER, INC.		12,650	12,650	Contract Manufacturing Su	All Other Expense
8	003411	6/2/2003	PROCESS TECHNOLOGIES	4,055		4,055	Inventory	Inventory
9	003412	6/3/2003	CBT INTERNATIONAL, INC.		5,431	5,431	Freight	Inventory
10	003413	6/3/2003	ASSOCIATED SALES & BAG CO.	697		697	Operating Supplies	All Other Expense
11	003414	6/3/2003	CAMERON & BARKLEY	56		56	Operating Supplies	All Other Expense
12	003415	6/4/2003	HOTSY EQUIPMENT	754		754	Operating Supplies	All Other Expense
13	003416	6/4/2003	WELLS FARGO BANK, N.A.	15,028		15,028	Bank Legal Fee Reimburse	Other
14	003417	6/5/2003	COVANCE LABORATORIES		2,810	2,810	Product Testing	All Other Expense
15	003418	6/5/2003	ACT TELECONFERENCING SERVICES	253		253	Telephone-Conferencing S	All Other Expense
16	003419	6/5/2003	AIRGAS DRY ICE	101		101	Operating Supplies	All Other Expense
17	003420	6/5/2003	AT&T WIRELESS	71		71	Cell Phone Service	All Other Expense
18	003421	6/5/2003	BOTANICAL LIASONS, LLC	110		110	R&D Consultant	All Other Expense
19	003422	6/5/2003	CHEM-AQUA	780		780	Water Treatment Service	All Other Expense
20	003423	6/5/2003	MILE HI CULLIGAN WATER, INC.	17		17	Hauser Park-Drinking Wat	All Other Expense
21	003424	6/5/2003	EXPRESS SERVICES, INC.	1,276		1,276	Temporary Services	All Other Expense
22	003425	6/5/2003	INDUSTRIAL CHEMICALS CORP.	7,918		7,918	Inventory	Inventory
23	003426	6/5/2003	JCM FREIGHT	2,034		2,034	Inventory-Freight	Inventory
24	003427	6/5/2003	JEFFERSON PILOT FINANCIAL	154		154	Employee Voluntary Insura	All Other Expense
25	003428	6/5/2003	KC MAINTENANCE & SNOW REMOVAL	1,084		1,084	Lawn Maintenance Service	All Other Expense
26	003429	6/5/2003	KELLY SERVICES	1,535		1,535	Temporary Services	All Other Expense
27	003430	6/5/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Mgmt Services	All Other Expense
28	003431	6/5/2003	INDUSTRIAL CHEMICALS CORP.	6,515		6,515	Inventory	Inventory
29	003432	6/5/2003	MCDONALD FARMS ENTERPRISES	3,569		3,569	Waste Removal/Storage	All Other Expense
30	003433	6/5/2003	MCMASTER-CARR	11		11	Operating Supplies	All Other Expense
31	003434	6/5/2003	QWEST	124		124	Telephone	All Other Expense
32	003435	6/5/2003	ROCKYNET	935		935	Internet Service	All Other Expense
33	003436	6/5/2003	SERVICE UNIFORM RENTAL	254		254	Uniform Service	All Other Expense
34	003437	6/5/2003	TCI AMERICA	72		72	Operating Supplies	All Other Expense
35	003438	6/5/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Mgmt Services	All Other Expense
36	003439	6/5/2003	VISION SERVICE PLAN	209		209	June - Vision Premium	All Other Expense
37	003440	6/5/2003	VWR INTERNATIONAL	211		211	Operating Supplies	All Other Expense
38	003441	6/5/2003	AMZAC ENTERPRISES, INC.		1,486	1,486	Inventory-Freight	Inventory
39	003442	6/5/2003	BIOMER, INCORPORATED		2,723	2,723	Employee Expense Report	All Other Expense
40	003443	6/5/2003	FUTAROM		840	840	Inventory	Inventory
41	003444	6/5/2003	KELATRON CORPORATION		1,603	1,603	Inventory	Inventory
42	003445	6/5/2003	MODESTI BROTHERS, INC.		2,866	2,866	Inventory-Freight	Inventory
43	003446	6/5/2003	NATIONAL KASHRUTH		200	200	Inventory	Inventory
44	003447	6/5/2003	PRODUCTS DISTRIBUTION, INC.		296	296	Inventory-Warehouse	Inventory
45	003448	6/5/2003	SUNLAND DISTRIBUTION INC.		20	20	Inventory-Freight	Inventory
46	003449	6/5/2003	UNITED PARCEL SERVICE		750	750	Freight	All Other Expense
47	003450	6/5/2003	UNITED PARCEL SERVICES		884	884	Freight	All Other Expense
48	003451	6/6/2003	SAUL BENNETT		804	804	Consulting - Credit mgr	All Other Expense
49	003452	6/6/2003	COMMISSIONER FOR TRADEMARKS	100		100	Patent Fee	All Other Expense
50	003453	6/9/2003	COVANCE LABORATORIES		125	125	Product Testing	All Other Expense

Hauser, Inc
Debtor In Possession Interim Statement #3
June 1 to June 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
51	003454	6/9/2003	FLORA RESEARCH	250		250	Product Testing	All Other Expense
52	003455	6/9/2003	SIGMA-ALDRICH	166		166	Operating Supplies	All Other Expense
53	003456	6/10/2003	UNITED POWER	10,500		10,500	Utility - Deposit	All Other Expense
54	003457	6/12/2003	AMZAC ENTERPRISES, INC.		1,043	1,043	Inventory-Freight	Inventory
55	003458	6/12/2003	CBT INTERNATIONAL, INC.		6,720	6,720	Inventory	Inventory
56	003459	6/12/2003	VOID		0	0	VOID	VOID
57	003460	6/12/2003	GREIF		737	737	Inventory	Inventory
58	003461	6/12/2003	MODESTI BROTHERS, INC.		948	948	Inventory-Freight	Inventory
59	003462	6/12/2003	NORTH WEST MARKETING CO., INC.		657	657	Inventory	Inventory
60	003463	6/12/2003	PRODUCTS DISTRIBUTION, INC.		230	230	Inventory-Warehouse	Inventory
61	003464	6/12/2003	SCIENTECH LABORATORIES, INC.		323	323	Inventory	Inventory
62	003465	6/12/2003	SUNLINE EXPRESS SYSTEMS, INC.		1,725	1,725	Freight	All Other Expense
63	003466	6/12/2003	TONY PALLET, INCORPORATED		1,166	1,166	Inventory	Inventory
64	003467	6/12/2003	UNITED PARCEL SERVICE		28	28	Freight	Inventory
65	003468	6/12/2003	VERIZON		300	300	Cell Phone Deposit	All Other Expense
66	003469	6/12/2003	COVANCE LABORATORIES		5,120	5,120	Product Testing	All Other Expense
67	003470	6/12/2003	COVANCE LABORATORIES		270	270	Product Testing	All Other Expense
68	003471	6/12/2003	ACT TELECONFERENCING SERVICES	69		69	Telephone-Conferencing S	All Other Expense
69	003472	6/12/2003	AMERIGAS - FORT COLLINS	175		175	Propane	All Other Expense
70	003473	6/12/2003	BLACKHAWK EQUIPMENT CORP.	1,298		1,298	Operating Supplies	All Other Expense
71	003474	6/12/2003	CHARLES CANTRELL	38		38	Employee Expense Report	All Other Expense
72	003475	6/12/2003	CHEMSW, INC.	267		267	Operating Supplies	All Other Expense
73	003476	6/12/2003	CHROMADEX	708		708	Operating Supplies	All Other Expense
74	003477	6/12/2003	DUANE COWGER	613		613	Employee Expense Report	All Other Expense
75	003478	6/12/2003	DENVER RESERVE	476		476	Employee Benefits Section	All Other Expense
76	003479	6/12/2003	EXPRESS SERVICES, INC.	1,276		1,276	Temporary Services	All Other Expense
77	003480	6/12/2003	THE FINISHING TOUCH JANITORIAL	2,414		2,414	Janitorial Services	All Other Expense
78	003481	6/12/2003	FLEET CAPITAL LEASING	4,234		4,234	Computer Buy out- pymt 1	All Other Expense
79	003482	6/12/2003	GREAT WESTERN BUG MAN	52		52	Pest Control Services	All Other Expense
80	003483	6/12/2003	HITACHI HIGH TECHNOLOGIES	172		172	Operating Supplies	All Other Expense
81	003484	6/12/2003	IMG	3,067		3,067	Production & Printing Sale	All Other Expense
82	003485	6/12/2003	INDUSTRIAL CHEMICALS CORP.	2,949		2,949	Inventory	Inventory
83	003486	6/12/2003	JEAN PAULSON-KISLESKY	189		189	Employee Expense Report	All Other Expense
84	003487	6/12/2003	KENNETH CLEVELAND ASSOCIATES	9,755		9,755	Executive Svs+Expenses	All Other Expense
85	003488	6/12/2003	MCMASTER-CARR	365		365	Operating Supplies	All Other Expense
86	003489	6/12/2003	MICRON LEASING	324		324	June - Lease Pymt	All Other Expense
87	003490	6/12/2003	NOLAN ANDERSON	38		38	Employee Expense Report	All Other Expense
88	003491	6/12/2003	PR NEWSWIRE	100		100	2003 Membership Fee	All Other Expense
89	003492	6/12/2003	PRODUCTS DISTRIBUTION, INC.	352		352	Inventory	Inventory
90	003493	6/12/2003	QWEST	15		15	Phone Service	All Other Expense
91	003494	6/12/2003	QWEST INTERPRISE AMERICA, INC.	50		50	Internet Service	All Other Expense
92	003495	6/12/2003	SAUL BENNETT		804	804	Consulting - Credit mgr	All Other Expense
93	003496	6/12/2003	SBC	865		865	El Segundo - Phone Servi	All Other Expense
94	003497	6/12/2003	SMART & BIGGAR	166		166	Patent Fee	All Other Expense
95	003498	6/12/2003	SERVICE UNIFORM RENTAL	271		271	Uniform Service	All Other Expense
96	003499	6/12/2003	VOID	0		0	VOID	VOID
97	003500	6/12/2003	VOID	0		0	VOID	VOID
98	003501	6/12/2003	THOMAS HANLON	132		132	Employee Expense Report	All Other Expense
99	003502	6/12/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Mgmt Services	All Other Expense
100	003503	6/12/2003	TOP HAT SUPPLY COMPANY	402		402	Operating Supplies	All Other Expense

Hauser, Inc
Debtor In Possession Interim Statement #3
June 1 to June 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
101	003504	6/12/2003	UNITED POWER	10,525		10,525	Utiltiy Service - Hauser Pa	All Other Expense
102	003505	6/12/2003	UNIVANCE TELECOMMUNICATIONS	219		219	Long Distance Service - H	All Other Expense
103	003506	6/12/2003	VWR INTERNATIONAL	754		754	Operating Supplies	All Other Expense
104	003507	6/12/2003	WESTERN DISPOSAL SERVICES	1,559		1,559	Trash Removal Service	All Other Expense
105	003508	6/12/2003	XEROX CORPORATION	1,175		1,175	Copier Lease	All Other Expense
106	003509	6/12/2003	COVANCE LABORATORIES		1,920	1,920	Product Testing	All Other Expense
107	003510	6/12/2003	THE ANALYTICA GROUP, INC.	278		278	Product Testing	All Other Expense
108	003511	6/12/2003	CAMERON & BARKLEY	56		56	Operating Supplies	All Other Expense
109	003512	6/12/2003	AIDP, INC.		117	117	Inventory	All Other Expense
110	003513	6/12/2003	DANSTAR FERMENT A.G.		350	350	Inventory	All Other Expense
111	003514	6/16/2003	VOID			0	VOID	VOID
112	003515	6/16/2003	VOID			0	VOID	VOID
113	003516	6/16/2003	FEDEX	362		362	Freight Charges	All Other Expense
114	003517	6/16/2003	LAB SAFETY SUPPLY	42		42	Operating Supplies	All Other Expense
115	003518	6/17/2003	ANALYTICA GROUP, INC.	40		40	Product Testing	All Other Expense
116	003519	6/18/2003	SUNLINE EXPRESS SYSTEMS, INC.		1,371	1,371	Freight	All Other Expense
117	003520	6/18/2003	MCDONALD FARMS ENTERPRISES	2,286		2,286	Waste Removal/Storage	All Other Expense
118	003521	6/19/2003	BOYERS COFFEE	129		129	Operating Supplies	All Other Expense
119	003522	6/19/2003	CAMERON & BARKLEY	95		95	Operating Supplies	All Other Expense
120	003523	6/19/2003	GREIF	2,804		2,804	Inventory	Inventory
121	003524	6/19/2003	PROCESS TECHNOLOGIES	6,054		6,054	Inventory	Inventory
122	003525	6/19/2003	AMZAC ENTERPRISES, INC.		608	608	Freight	Inventory
123	003526	6/19/2003	COACH INDUSTRIES INC.		16,250	16,250	Inventory	Inventory
124	003527	6/19/2003	KELATRON CORPORATION		8,102	8,102	Inventory	Inventory
125	003528	6/19/2003	MODESTI BROTHERS, INC.		924	924	Inventory	Inventory
126	003529	6/19/2003	PRODUCTS DISTRIBUTION, INC.		6,863	6,863	Inventory	Inventory
127	003530	6/19/2003	UNITED PARCEL SERVICE		3	3	Freight	All Other Expense
128	003531	6/19/2003	UNITED PARCEL SERVICES		809	809	Freight	All Other Expense
129	003532	6/19/2003	UNITED PARCEL SERVIES - UPS		138	138	Freight	All Other Expense
130	003533	6/19/2003	ACT TELECONFERENCING SERVICES	59		59	Telephone-Conferencing S	All Other Expense
131	003534	6/19/2003	AIR & WASTE MANAGEMENT ASSOC.	290		290	Registration - Scott Kinder	All Other Expense
132	003535	6/19/2003	CENTRAL WELD COUNTY WATER DIST	318		318	Utilities	All Other Expense
133	003536	6/19/2003	CO. DEPT. PUBLIC HEALTH & ENV	731		731	Annual Emissions Fee	All Other Expense
134	003537	6/19/2003	DENVER RESERVE	129		129	Admin Fee - June 2003	All Other Expense
135	003538	6/19/2003	EXPRESS SERVICES, INC.	1,566		1,566	Temporary Services	All Other Expense
136	003539	6/19/2003	GE CAPITAL	198		198	Lease Pymt	All Other Expense
137	003540	6/19/2003	INDUSTRIAL CHEMICALS CORP.	5,875		5,875	Inventory	Inventory
138	003541	6/19/2003	KC MAINTENANCE & SNOW REMOVAL	75		75	Lawn Maintenance	All Other Expense
139	003542	6/19/2003	KELLY SERVICES	2,760		2,760	Temporary Services	All Other Expense
140	003543	6/19/2003	KENNETH CLEVELAND ASSOCIATES	1,269		1,269	Employee Expense Repor	All Other Expense
141	003544	6/19/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Mgmt Services	All Other Expense
142	003545	6/19/2003	SCOTT KINDERWATER	382		382	Employee Expense Repor	All Other Expense
143	003546	6/19/2003	QUEST INTERNATIONAL FLAVORS	2,755		2,755	Inventory	Inventory
144	003547	6/19/2003	QWEST	1,183		1,183	Telephone Service - Haus	All Other Expense
145	003548	6/19/2003	ROCKYNET	935		935	Internet Service	All Other Expense
146	003549	6/19/2003	SANDY ROEDEL	597		597	Petty Cash	All Other Expense
147	003550	6/19/2003	SAUL BENNETT		804	804	Consulting - Credit mgr	All Other Expense
148	003551	6/19/2003	THOMAS HANLON	990		990	Expense Report	All Other Expense
149	003552	6/19/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Mgmt Services	All Other Expense
150	003553	6/19/2003	US FILTER	62		62	Operating Supplies	All Other Expense

Hauser, Inc
Debtor In Possession Interim Statement #3
June 1 to June 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
151	003554	6/19/2003	WASTE MANAGEMENT	102		102	Waste Removal/Storage	All Other Expense
152	003555	6/19/2003	WAUSAU INSURANCE COMPANIES	63		63	Workers Compensation	Insurance
153	003556	6/19/2003	JM SWANK	2,218		2,218	Inventory	Inventory
154	003557	6/20/2003	IRVINE ANALYTICAL LAB		160	160	Product Testing	All Other Expense
155	003558	6/20/2003	COVANCE LABORATORIES	800		800	Product Testing	All Other Expense
156	003559	6/20/2003	ROADWAY	973		973	Freight	All Other Expense
157	003560	6/23/2003	ASSOCIATED SALES & BAG CO.	548		548	Operating Supplies	All Other Expense
158	003561	6/23/2003	LINWELS	253		253	Operating Supplies	All Other Expense
159	003562	6/23/2003	SIGMA-ALDRICH	27		27	Operating Supplies	All Other Expense
160	003563	6/23/2003	US POSTAL SERVICES	500		500	Operating Supplies	All Other Expense
161	003564	6/23/2003	ASSOCIATED SALES & BAG CO.	2,255		2,255	Operating Supplies	All Other Expense
162	003565	6/23/2003	IRVINE ANALYTICAL LAB		20	20	Product Testing	All Other Expense
163	003566	6/23/2003	COVANCE LABORATORIES	800		800	Product Testing	All Other Expense
164	003567	6/26/2003	MOTOR CARGO	350		350	Freight	Inventory
165	003568	6/26/2003	US FILTER	365		365	Operating Supplies	All Other Expense
166	003569	6/26/2003	ADVANCED TRAILER LEASING	534		534	Trailer Rental	All Other Expense
167	003570	6/26/2003	AICCO	65,251		65,251	Busniess Insurance	Insurance
168	003571	6/26/2003	CORPORATE EXPRESS	424		424	Office Supplies	All Other Expense
169	003572	6/26/2003	DENVER RESERVE	284		284	2002 FSA Plan Balance	All Other Expense
170	003573	6/26/2003	EXPRESS SERVICES, INC.	1,834		1,834	Temporary Services	All Other Expense
171	003574	6/26/2003	FEDERAL EXPRESS	146		146	Freight Services	All Other Expense
172	003575	6/26/2003	FLUID TECHNOLOGIES	324		324	Operating Supplies	All Other Expense
173	003576	6/26/2003	GOODWAY TECHNOLOGIES CORP.	565		565	Operating Supplies	All Other Expense
174	003577	6/26/2003	GERALD T GOURDIN	28		28	Employee Expense Report	All Other Expense
175	003578	6/26/2003	HEALTH STRATEGY CONSULTING LLC	750		750	Market Research	All Other Expense
176	003579	6/26/2003	VOID	0		0	VOID	VOID
177	003580	6/26/2003	INDUSTRIAL GASKET, INC.	376		376	Operating Supplies	All Other Expense
178	003581	6/26/2003	JENNIFER YANCHE	43		43	Employee Expense Report	All Other Expense
179	003582	6/26/2003	VOID	0		0	VOID	VOID
180	003583	6/26/2003	KC MAINTENANCE & SNOW REMOVAL	75		75	Lawn Maintenance	All Other Expense
181	003584	6/26/2003	KENNETH CLEVELAND ASSOCIATES	8,518		8,518	Executive Svs+Expenses	All Other Expense
182	003585	6/26/2003	LINWELD	221		221	Operating Supplies	All Other Expense
183	003586	6/26/2003	MCMASTER-CARR	293		293	Operating Supplies	All Other Expense
184	003587	6/26/2003	NOLAN ANDERSON	52		52	Employee Expense Report	All Other Expense
185	003588	6/26/2003	SAUL BENNETT	804		804	Consulting - Credit mgr	All Other Expense
186	003589	6/26/2003	SERVICE UNIFORM RENTAL	265		265	Uniform Services	All Other Expense
187	003590	6/26/2003	THOMAS HANLON	18		18	Employee Expense Report	All Other Expense
188	003591	6/26/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Mgmt Services	All Other Expense
189	003592	6/26/2003	US FILTER	260		260	Operating Supplies	All Other Expense
190	003593	6/26/2003	XEROX CORPORATION	1,176		1,176	Lease Pymt	All Other Expense
191	003594	6/26/2003	AARON INDUSTRIES, INC.		218	218	Inventory	Inventory
192	003595	6/26/2003	AMZAC ENTERPRISES, INC.		400	400	Inventory-Freight	Inventory
193	003596	6/26/2003	COVANCE LABORATORIES		2,400	2,400	Product Testing	All Other Expense
194	003597	6/26/2003	HOLMAN DISTRIBUTION CENTER		920	920	Inventory	Inventory
195	003598	6/26/2003	MODESTI BROTHERS, INC.		1,036	1,036	Inventory-Freight	Inventory
196	003599	6/26/2003	NATIONAL KASHRUTH		200	200	Inventory	Inventory
197	003600	6/26/2003	SUNLAND DISTRIBUTION INC.		395	395	Freight	Inventory
198	003601	6/26/2003	UNITED PARCEL SERVICES		1,966	1,966	Freight	All Other Expense
199	003602	6/26/2003	DENVER RESERVE	598		598	Employee Benefit Section	All Other Expense
200	003603	6/26/2003	HAUSER TECHNICAL SERVICES, INC	12,146		12,146	Professional Personnel	All Other Expense

Hauser, Inc
Debtor In Possession Interim Statement #3
June 1 to June 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
201	003604	6/26/2003	KEN LEHAT & ASSOCIATES, INC.		435	435	Inventory	Inventory
202	003605	6/26/2003	INDUSTRIAL CHEMICALS	12,159		12,159	Inventory	Inventory
203	003606	6/26/2003	ANALYTICA GROUP, INC.	248		248	Wastewater discharge	All Other Expense
204	003607	6/27/2003	BI NUTRACEUTICALS	240		240	Product Testing	All Other Expense
205	ED6/5	6/5/2003	UNITED PARCEL SERVICE	119		119	Freight	All Other Expense
206	ED612	6/12/2003	UNITED PARCEL SERVICE	98		98	Freight	All Other Expense
207	ED6/19	6/19/2003	UNITED PARCEL SERVICE	78		78	Freight Services	All Other Expense
208	ED0626	6/27/2003	UNITED PARCEL SERVICE	274		274	Freight Services	All Other Expense
209	GJ0350	6/2/2003	WELLS FARGO BANK, N.A.	50,118		50,118	Bank LOC interest	Interest
210	GJ0350	6/30/2003	WELLS FARGO BANK, N.A.	1,239		1,239	Bank LOC interest	Interest
211	GJ0350	6/20/2003	WELLS FARGO BANK, N.A.	1,886		1,886	analysis fee	All Other Expenses
212	GJ0350	6/18/2003	ZUELLIG BOTANICALS, INC.	150,000		150,000	Zuelig cost sharing	Zuelig cost sharing
213	GJ0351	6/10/2003	PAYROLL, DATE 6/13 DDP	75,622		75,622	Salary expense	Payroll
214	GJ0351	6/24/2003	PAYROLL, DATE 6/27 DDP	69,849		69,849	Salary expense	Payroll
215	Pyrll Chks	6/10/2003	PAYROLL, DATE 6/13 CHECKS	11,740		11,740	Salary expense	Payroll
216	Pyrll Chks	6/24/2003	PAYROLL, DATE 6/27 CHECKS	10,919		10,919	Salary expense	Payroll
217	GJ0352	6/6/2003	ADP FEES	663		663	Payroll expense	All Other Expenses
218	GJ0352	6/20/2003	ADP FEES	188		188	Payroll expense	All Other Expenses
219	GJ0352	6/25/2003	ADP FEES	36		36	Payroll expense	All Other Expenses
220	W5142	6/1/2003	WESTCO CHEMICALS INC.		1	1	Inventory	Inventory
221	W602A	6/2/2003	SHANGHAI MEDICINES & HEALTH		4,000	4,000	Inventory	Inventory
222	W603A	6/3/2003	FLAROMA		89,881	89,881	Inventory	Inventory
223	W603B	6/3/2003	PERQUEST FURNACE		14,800	14,800	Inventory	Inventory
224	W604A	6/4/2003	NORTHLAND IMPORTS LLC		22,000	22,000	Inventory	Inventory
225	W604B	6/4/2003	MONTGOMERY LABORATORIES, INC		12,600	12,600	Inventory	Inventory
226	W604C	6/4/2003	PYRAMID CHEMICAL SALES CO.		69,650	69,650	Inventory	Inventory
227	W605A	6/5/2003	SOLUTIA, INC.		20,000	20,000	Inventory	Inventory
229	W605B	6/5/2003	BI NUTRACEUTICALS		1,351	1,351	Inventory	Inventory
228	W605C	6/5/2003	MB NORTH AMERICA, INC.		16,000	16,000	Inventory	Inventory
230	W605E	6/5/2003	PYRAMID CHEMICAL SALES CO.		146,250	146,250	Inventory	Inventory
231	W606A	6/6/2003	WATKINS FREIGHT		20,000	20,000	Inventory	Inventory
232	W606B	6/6/2003	SAN FRANCISCO HERB		502	502	Inventory	Inventory
233	W606C	6/6/2003	STRATEGIC SOURCING, INC.		1,981	1,981	Inventory	Inventory
234	W611A	6/11/2003	HUBEI GUANGJI		46,135	46,135	Inventory	Inventory
235	W611Ba	6/11/2003	NOVEON		108,700	108,700	Inventory	Inventory
236	W611Bb	6/11/2003	NOVEON		165	165	bank charge	Inventory
237	W612A	6/12/2003	BI NUTRACEUTICALS		22,454	22,454	Inventory	Inventory
238	W612B	6/12/2003	HERBASIN (SHENYANG) CO.,LTD	91		91	Inventory	Inventory
240	W612C	6/12/2003	STRONG INVESTMENT INDUSTRIES		2,430	2,430	Inventory	Inventory
239	W612D	6/12/2003	THE WHOLE HERB CO		360	360	Inventory	Inventory
241	W613A	6/13/2003	WATKINS FREIGHT		10,000	10,000	Inventory	Inventory
242	W613B	6/13/2003	PUTNAM CORPORATE SERVICES	5,933		5,933	401K Pay Date 6/13	All Other expenses
243	W613C	6/13/2003	SHANGHAI MEDICINES & HEALTH		98,135	98,135	Inventory	Inventory
244	W618A	6/18/2003	MEDITERRANEAN ESSENTIAL OILS	17,635		17,635	Inventory	Inventory
245	W618B	6/18/2003	FLAROMA		13,102	13,102	Inventory	Inventory
246	W618C	6/18/2003	SHANGHAI MEDICINES & HEALTH		22,250	22,250	Inventory	Inventory
247	W619A	6/19/2003	MB NORTH AMERICA, INC.		1,680	1,680	Inventory	Inventory
248	W619Ba	6/19/2003	ZHEJIANG		16,350	16,350	Inventory	Inventory

Hauser, Inc
Debtor In Possession Interim Statement #3
June 1 to June 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
249	W619Bb	6/19/2003	ZHEJIANG		135	135	bank charge	Inventory
250	W619Ca	6/19/2003	QINGDAO		26,250	26,250	Inventory	Inventory
251	W619Cc	6/19/2003	QINGDAO		135	135	bank charge	Inventory
252	W619Da	6/19/2003	WOCKHARDT		100,000	100,000	Inventory	Inventory
253	W619Db	6/19/2003	WOCKHARDT		165	165	bank charge	Inventory
254	W619E	6/19/2003	MONTGOMERY CHEMICAL		12,600	12,600	Inventory	Inventory
255	W623A	6/23/2003	CORAL, INC		61,600	61,600	Inventory	All Other expenses
256	W623B	6/23/2003	COMPOUND SOLUTIONS		500	500	Inventory	Inventory
257	W623C	6/23/2003	ITOCHU SPECIALITY CHEMICALS, INC	40,526		40,526	Inventory	Inventory
258	W623D	6/23/2003	WATKINS FREIGHT		10,000	10,000	Inventory	Inventory
259	W623E	6/23/2003	SHANGHAI FREEMEN		900	900	Inventory	Inventory
260	W625A	6/25/2003	DASTAR FERMENT A.G.		1,477	1,477	Inventory	Inventory
261	W626A	6/26/2003	PUTNAM CORPORATE SERVICES	5,771		5,771	401K Pay Date 6/27	All Other expenses
262	W627A	6/27/2003	MIDWEST GRAIN	30,787		30,787	Inventory	Inventory
263	W627B	6/27/2003	CHEMSOURCE		11,759	11,759	Inventory	Inventory
264	W630A	6/30/2003	FLAROMA, INC.		65,833	65,833	Inventory	Inventory
265	W630B	6/30/2003	FLAROMA, INC.		1,380	1,380	Inventory	Inventory
			Total Cash Dispursements	**869,755**	**1,155,427**	**2,025,182**		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18798-BB

Debtor in Possession Interim Statement		
Statement Number:		3
For the period-		
	FROM:	June 1, 2003
	TO:	June 30, 2003

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	1,191,041		-
B. Less: Total Disbursements per all Prior Statements	705,523	-	-
C. Beginning Balance (A less B)	485,518		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
6-06-03 - Customer Receipts	7,050		
6-13-03 - Customer Receipts	89,772		
6-26-03 - Customer Receipts	102,058		
6-27-03 - Customer Receipts	7,900		
6-30-03 - Customer Receipts	4,284		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	211,063		
E. Balance Available (C plus D)	696,581		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
From Detail Sheet "F"	581,874		
TOTAL DISBURSEMENTS HIS PERIOD (F):	581,874		
G. Ending Balance (E less F)	114,708		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 7/8/2003



Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	Debtor In Possession Interim Statement
A Delaware Corporation	Statement Number: 3
	For the period:
Debtor	FROM: 6/1/2003
Chapter 11 Case No: LA 03-18798-BB	TO: 6/30/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
6/2/2003	11288	6800 Broadway Business Center, LLC	Rent - CC	27,202		
6/2/2003	11289	CGLIC-Phoenix EASC	Emp. Benefits/Med. Ins	22,442		
6/2/2003	11290	Woodspear Properties	Rent - GB	12,945		
6/5/2003	11291	Advanced Trailer Leasing	Other	131		
6/5/2003	11292	Agilent Technologies	Other	479		
6/5/2003	11293	Airgas Dry Ice	Other	78		
6/5/2003	11294	Allen Scientific Glass, Inc.	Other	394		
6/5/2003	11295	Aramark	Other	12		
6/5/2003	11296	Brinkmann Instruments, Inc.	Equipment	3,044		
6/5/2003	11297	Chemglass, Inc.	Other	784		
6/5/2003	11298	Cleaning Service	Other	350		
6/5/2003	11299	Corporate Express	Other	50		
6/5/2003	11300	DJ's Graphic Arts Pump Repair	Rebuild Pump	100		
6/5/2003	11301	Federal Express	Other	368		
6/5/2003	11302	GE Capital	Copier Rental	1,029		
6/5/2003	11303	Imagistics (was Pitney Bowes)	Other	214		
6/5/2003	11304	Iron Mountain	Other	187		
6/5/2003	11305	Jackie L. Nelson	Exp Rep/Mileage	83		
6/5/2003	11306	Jefferson Pilot Financial Insurance Co.	Other	90		
6/5/2003	11307	Jeol USA, Inc.	Equipment Maintenance	1,560		
6/5/2003	11308	Linweld, Inc.	Other	67		
6/5/2003	11309	Margaret Thompson	Exp Rep-Mileage/sup	75		
6/5/2003	11310	Meriam Instrument	Other	306		
6/5/2003	11311	Mile Hi Culligan Water, Inc.	Other	144		
6/5/2003	11312	Mtech	Other	724		
6/5/2003	11313	Neopost Leasing (San Francisco)	Other	212		
6/5/2003	11314	North Pecos Water & Sanitation	Other	23		
6/5/2003	11315	Orkin Exterminating	Other	194		
6/5/2003	11316	Pure Water Solutions, Inc.	Other	250		
6/5/2003	11317	Quantum Analytics	Equipment Rental	5,219		
6/5/2003	11318	QWEST - 023B (was 179B)	Other	254		
6/5/2003	11319	QWEST - 146B (was 421B)	Other	573		
6/5/2003	11320	QWEST - 564B (was 701B)	Other	85		
6/5/2003	11321	Qwest 692B (was 723B)	GB Phone Service	1,707		
6/5/2003	11322	R&R Instrumentation, Inc.	Other	84		
6/5/2003	11323	Service Uniform Rental - DV	Other	7		
6/5/2003	11324	Stericycle, Inc.	Other	688		
6/5/2003	11325	TEKMAR-DOHRMAN	Laboratory Supplies	1,129		
6/5/2003	11326	Temperature Equipment Company	Other	250		
6/5/2003	11327	Todd Klimkowsky	Exp Rep-Mileage	147		
6/5/2003	11328	Trinity Capital Corporation	Other	261		
6/5/2003	11329	USFilter	Other	63		
6/5/2003	11330	V W R Scientific, Inc.	Laboratory Supplies	5,376		
6/5/2003	11331	VirTis Company	Equipment Rental	2,500		
6/5/2003	11332	Vision Service Plan	Other	248		
6/5/2003	11333	W W Grainger, Inc.	Other	43		
6/5/2003	11334	Mile Hi Culligan Water, Inc.	Other	27		
6/6/2003	11335	Thermo Hypersil-Keystone	Other	353		
6/12/2003	11336	Agilent Technologies	Other	928		
6/12/2003	11337	Airgas Dry Ice	Other	298		
6/12/2003	11338	Alltech Associates, Inc.	Other	452		
6/12/2003	11339	Ben Hughes	Exp Rep - Mileage	119		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.
A Delaware Corporation
Debtor
Chapter 11 Case No: LA 03-18798-BB

Debtor In Possession Interim Statement
Statement Number: 3
For the period:
FROM: 6/1/2003
TO: 6/30/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
6/12/2003	11340	Brinkmann Instruments, Inc.	Other	616		
6/12/2003	11341	Chemglass, Inc.	Other	330		
6/12/2003	11342	Christian Sumner	Exp Rep/Mileage	17		
6/12/2003	11343	Cole-Parmer Instrument Co.	Other	234		
6/12/2003	11344	Denver Reserve	Other	942		
6/12/2003	11345	Federal Express	Other	522		
6/12/2003	11346	Hauser (Microbac)	Outside Lab Tests	1,525		
6/12/2003	11347	Hyclone	Laboratory Supplies	1,290		
6/12/2003	11348	Imagistics (was Pitney Bowes)	Other	216		
6/12/2003	11349	Jeff Beckvermit	Exp Rep-Client Meal/Mil	50		
6/12/2003	11350	Jeff Zadrozny	Exp Rep - Work Meal	19		
6/12/2003	11351	Kathy Granillo	Exp Rep - Office Sup	15		
6/12/2003	11352	Lab Safety Supply, Inc.	Other	274		
6/12/2003	11353	Label Master	Other	273		
6/12/2003	11354	Linweld, Inc.	Other	46		
6/12/2003	11355	MONSTER.COM	Other	610		
6/12/2003	11356	Nelson Laboratories, Inc.	Other	175		
6/12/2003	11357	Orkin Exterminating	Other	130		
6/12/2003	11358	Postmaster/North Pecos Branch	Other	38		
6/12/2003	11359	Purolator Facet, Inc	Other	630		
6/12/2003	11360	QWEST - 469B	Other	475		
6/12/2003	11361	Qwest 230M	Other	138		
6/12/2003	11362	Qwest Internet Solutions	Other	50		
6/12/2003	11363	Service Uniform Rental - DV	Other	175		
6/12/2003	11364	Sigma-Aldrich	Other	25		
6/12/2003	11365	Spectrum Chemicals & Laboratory Products	Other	100		
6/12/2003	11366	Tri-R Systems, Inc.	Other	58		
6/12/2003	11367	UDI, The Sandwichman	Other	183		
6/12/2003	11368	Univance Telecommunications, Inc.	Other	366		
6/12/2003	11369	USFilter	Other	66		
6/12/2003	11370	Waste Management of Denver	Other	58		
6/12/2003	11371	Xcel Energy	Ultilties/CC & GB	14,919		
6/19/2003	11372	SGM Biotech, Inc.	Other	222		
6/19/2003	11373	Airgas Dry Ice	Other	138		
6/19/2003	11374	Alltech Associates, Inc.	Other	184		
6/19/2003	11375	Aramark	Other	104		
6/19/2003	11376	Biopharma Compliance Services, LLC	Contract QA Services	3,200		
6/19/2003	11377	Biotest Diagnostics Corporation	Other	182		
6/19/2003	11378	Cambridge Isotope Laboratories, Inc	Other	508		
6/19/2003	11379	Chemglass, Inc.	Other	316		
6/19/2003	11380	Cole-Parmer Instrument Co.	Other	134		
6/19/2003	11381	Federal Express	Other	312		
6/19/2003	11382	Linweld, Inc.	Other	72		
6/19/2003	11383	Orkin Exterminating	Other	66		
6/19/2003	11384	Quantum Analytics	Eqp Rental/buyout	5,219		
6/19/2003	11385	Qwest - 922B (was 612B)	Other	107		
6/19/2003	11386	Qwest 231B	Other	992		
6/19/2003	11387	Restek Corporation	Other	280		
6/19/2003	11388	RockyNet.com, Inc.	Other	900		
6/19/2003	11389	Ryall Electric Supply Company	Other	88		
6/19/2003	11390	Scientific Notebook	Other	263		
6/19/2003	11391	Super Tech Filter Corp	Other	221		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.		Debtor In Possession Interim Statement	
A Delaware Corporation		Statement Number:	3
		For the period:	
	Debtor	FROM:	6/1/2003
Chapter 11 Case No:	LA 03-18798-BB	TO:	6/30/2003

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
6/19/2003	11392	TEKMAR-DOHRMAN		Other	92		
6/19/2003	11393	Total Safety, Inc		Other	601		
6/19/2003	11394	Uni-Onward Corp		Other	310		
6/19/2003	11395	Univ of Colorado Tech Research Cntr		Other	42		
6/19/2003	11396	V W R Scientific, Inc.		Laboratory Supplies	3,574		
6/19/2003	11397	West Coast Analytical Service, Inc.		Other	500		
6/19/2003	11398	West Coast Analytical Service, Inc.		Other	100		
6/25/2003	11399	Kontes		Other	463		
6/26/2003	11400	Airgas Dry Ice		Other	156		
6/26/2003	11401	Boulder Security Center		Other	117		
6/26/2003	11402	Cleaning Service		Other	350		
6/26/2003	11403	Cole-Parmer Instrument Co.		Other	94		
6/26/2003	11404	David Clark		Exp Rep/Mileage	37		
6/26/2003	11405	Denver Reserve		Other	868		
6/26/2003	11406	Federal Express		Other	557		
6/26/2003	11407	Janelle Bailey		Exp Rep/Mileage	40		
6/26/2003	11408	Jefferson Pilot Financial Insurance Co.		Other	909		
6/26/2003	11409	Jennifer Hobson		Exp Rep/Mileage	49		
6/26/2003	11410	Laboratory Supply Distributors, Corp.		Other	80		
6/26/2003	11411	Lennon Smith Advisors, LLC		Consult/CRO Sale	1,410		
6/26/2003	11412	Linweld, Inc.		Other	125		
6/26/2003	11413	McGuckin Hardware, Inc.		Other	51		
6/26/2003	11414	Nelson Laboratories, Inc.		Other	285		
6/26/2003	11415	Orkin Exterminating		Other	130		
6/26/2003	11416	Pure Water Solutions, Inc.		Other	93		
6/26/2003	11417	Remel, Inc.		Other	310		
6/26/2003	11418	Rudolph Research Analytical		Other	738		
6/26/2003	11419	Service Uniform Rental - DV		Other	131		
6/26/2003	11420	Sigma-Aldrich		Other	236		
6/26/2003	11421	Spectrum Chemicals & Laboratory Products		Other	139		
6/26/2003	11422	Spring USA, Inc. (was Gold Star)		Cleaning Service/CRO	1,805		
6/26/2003	11423	UDI, The Sandwichman		Other	118		
6/26/2003	11424	Univ of Colorado Tech Research Cntr		Other	137		
6/26/2003	11425	V W R Scientific, Inc.		Laboratory Supplies	2,087		
10-Jun	Wire Trnsf	Payroll 6-12 - Direct Deposit		Payroll & Payroll Taxes	49,544		
10-Jun	Wire Trnsf	Payroll 6-12 - Taxes		Payroll & Payroll Taxes	27,998		
24-Jun	Wire Trnsf	Payroll 6-26 - Direct Deposit		Payroll & Payroll Taxes	44,989		
24-Jun	Wire Trnsf	Payroll 6-26 - Taxes		Payroll & Payroll Taxes	22,777		
10-Jun	Pyrl Cks	Payroll 6-12 - Checks		Payroll & Payroll Taxes	16,359		
24-Jun	Pyrl Cks	Payroll 6-26 - Checks		Payroll & Payroll Taxes	15,051		
12-Jun	Wire Trnsf	Putnam Investments		401 K Deposit	6,001		
24-Jun	Wire Trnsf	Putnam Investments		401 K Deposit	5,451		
6-Jun	Wire Trnsf	Automatic Data Processing	#	Payroll Processing Fee	308		
12-Jun	Wire Trnsf	Automatic Data Processing	#	Payroll Processing Fee	230		
25-Jun	Wire Trnsf	Automatic Data Processing	#	Payroll Processing Fee	240		
25-Jun	Acnt Trnsf	Wells Fargo	#	Bank Fee	777		
4-Jun	Acnt Trnsf	Lennon Smith	#	Retainer	75,000		
5-Jun	Acnt Trnsf	Hauser Inc.	#	Admin Fees & Interest	112,000		
27-Jun	Acnt Trnsf	Hauser Inc.	#	Admin Fees & Interest	56,000		
TOTAL DISBURSMENTS on this page (Total will automatically carry to p1)					581,874	-	-